Exhibit 99.2

Santiago, March 9, 2020.

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event Notice / Dividend Distribution Proposal.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Financial Market Commission (“CMF”), we inform the following Material Event:

On this date, Itaú Corpbanca (the “Bank”) held an extraordinary board of directors’ (the “Board”) meeting, at which the members of the Board agreed to propose to the annual ordinary shareholders’ meeting, to be held on March 18, 2020, a distribution of a dividend equivalent to 30% of 2019 net income, which represents an aggregate amount equal to Ch$38,119,539,200, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares. If approved, the dividend distribution will be of Ch$0.0743931231 per share.

Notwithstanding, in the aforementioned extraordinary meeting, Itaú Unibanco Holding and CorpGroup have informed the Board that they will jointly propose to the ordinary shareholders meeting, which will be held on March 18th, 2020, a distribution of a dividend equivalent to 100% of 2019 net income, which represents an aggregate amount equal to Ch$127,065,130,654, payable to the holders of the Bank’s 512,406,760,091 total outstanding shares. If approved, the dividend distribution will be of Ch$0.2479770771 per share.

Dividend approved will be available to the shareholders as of March 19, 2020. Shareholders entitled to receive such dividends will be those registered in the company’s shareholders’ registry at midnight on March 13, 2020, that is, those who are registered as of the fifth business day prior to the date of the shareholders’ meeting.

Additionally, and related to the proposal for dividend distribution that Itaú Unibanco Holding and CorpGroup will make at the next ordinary shareholders meeting, as previously mentioned, the Board was also informed by both shareholders that in accordance with their permanent commitment with the Bank’s capital, they will remain attentive in the next months to evaluate the potential need to carry out a capital increase, to take place, if necessary, during the first quarter of 2021 in case it is required in order to comply with the capitalization levels set by the new General Banking Law and also in accordance with the terms of the shareholders agreement, executed between Itaú Unibanco Holding and CorpGroup on April 1, 2016, capital increase that includes the commitment from Itaú Unibanco Holding to subscribe, at least, its pro-rata portion to maintain its shares participation in effect at that time.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca